UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated September 4, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
DEALING IN SECURITIES
Johannesburg, 4 September 2018. In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Messrs N Froneman, Chief Executive Officer and C Keyter, Chief Financial Officer
of Sibanye Gold Limited have retained and/ or sold their Bonus Shares which were granted on 1 March 2017 (“the Grant Date”) in terms of The Sibanye Gold Limited 2013
Share Plan. Messrs N Froneman and C Keyter sold Bonus Shares which were awarded to them in order to settle the associated tax liability
.
Details of the transactions are set out below:
Name
N Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction Off market vesting and retention of
bonus shares
Transaction Date 3 September 2018
Number of Shares 28 776
Class of Security Ordinary shares
Market Price per share: R8.8524
Total Value R254 736.66
Vesting Period Vest in equal parts on 9 months and 18
months of the Grant Date
Name
N Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to
cover associated tax liability.
Transaction Date 3 September 2018
Number of Shares 25 009
Class of Security Ordinary shares
Market Price per share: R8.9251
Total Value R223 207.83
Vesting Period Vest in equal parts on 9 months and 18
months of the Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial

Nature of transaction Off market vesting and retention of
bonus shares
Transaction Date 3 September 2018
Number of Shares 14 391
Class of Security Ordinary shares
Market Price per share: R8.8524
Total Value R127 394.89
Vesting Period Vest in equal parts on 9 months and 18
months of the Grant Date
Name
C Keyter
Position Chief Financial Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of bonus shares to
cover associated tax liability.
Transaction Date 3 September 2018
Number of Shares 12 504
Class of Security Ordinary shares
Market Price per share: R8.9251
Total Value R111 599.45
Vesting Period Vest in equal parts on 9 months and 18
months of the Grant Date
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
FORWARD LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform
Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”,
“anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-
looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-
Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: September 4, 2018
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer